UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 18, 2013**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 24, 2013, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2012. That news release is attached as exhibit 99.1.

On January 18, 2013, Meredith Corporation issued a news release reaffirming its earnings outlook for the second quarter of fiscal 2013. That news release is attached as exhibit 99.2.

Item 9.01   Financial Statements and Exhibits

     (c) Exhibits

         99.1   News release issued by Meredith Corporation dated January 24, 2013, reporting financial results for the second fiscal quarter and six months ended December 31, 2012.

         99.2   News release issued by Meredith Corporation dated January 18, 2013, reaffirming its earnings outlook for the second quarter of fiscal 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: January 24, 2013

INDEX TO EXHIBITS

Exhibit Number	Item
99.1	News release issued by Meredith Corporation dated January 24, 2013, reporting financial results for the second fiscal quarter and six months ended December 31, 2012.
99.2	News release issued by Meredith Corporation dated January 18, 2013, reaffirming its earnings outlook for the second quarter of fiscal 2013.

Exhibit 99.1



<u>MEREDITH DELIVERS STRONG FISCAL 2013 SECOND QUARTER</u>

<u>AND FIRST HALF RESULTS</u>

Local Media Group Posts Record Revenue and Profit Performance

National Media Group Doubles Digital Advertising Revenues and Audience

DES MOINES, IA (January 24, 2013) - Meredith Corporation (**NYSE: MDP; www.meredith.com**), the leading media and marketing company serving American women, today reported fiscal 2013 second quarter earnings per share of $0.79, including a previously announced special charge of $0.10 per share. Total Company revenues rose 10 percent to $361 million, including an 18 percent increase in advertising revenues to $217 million.

Excluding the special charge, earnings per share grew 27 percent from the prior-year period to a record $0.89, and operating profit margin increased more than a full percentage point to 18 percent. Information on the special charge is available in Tables 1 and 2 of this press release.

"Our Local Media Group delivered record-setting revenue and operating profit performance for the second quarter and the first half of fiscal 2013," said Meredith Chairman and CEO Stephen M. Lacy. "Our digital business continued its rapid growth, and our recent acquisitions again delivered strong contributions. We once again delivered higher cash flow and returns to shareholders, and we expect to continue to do so over time."

For the first six months of fiscal 2013, Meredith's earnings per share were $1.34. Total Company revenues increased 9 percent to $715 million, including a 15 percent increase in advertising revenues. Excluding the special charge, earnings per share rose 22 percent from the prior-year period to $1.44.

Lacy noted the following business highlights achieved during the first half of fiscal 2013:

- **Local Media Group revenues grew nearly 30 percent to $198 million, a record high for a first half**. Net political advertising revenues were a record $38 million. Operating profit grew nearly 90 percent to $72 million. Excluding the special charge, operating profit grew more than 90 percent to $74 million, and the Group's EBITDA margin was 43 percent, both record highs for a fiscal first half.

- **National Media Group revenues grew 3 percent.** Advertising revenues increased 9 percent, driven by the acquisitions of the Allrecipes.com, EveryDay with Rachael Ray and FamilyFun brands. Absent these recent acquisitions, advertising revenues were down 9 percent.

- **Total Company digital advertising revenues nearly doubled, reaching a record high for a fiscal first half.** National Media Group digital advertising revenues increased more than 110 percent, while Local Media Group digital advertising revenues rose approximately 15 percent.

- **Consumer engagement strengthened across all of Meredith's media platforms.** Meredith magazine readership is at an all-time high of 116 million, while several of Meredith's local television stations delivered strong performances during the November ratings period. Traffic to Meredith's websites rose approximately 85 percent to 40 million average monthly unique visitors.

Meredith remains strongly committed to a Total Shareholder Return (TSR) financial strategy. Key elements of Meredith's TSR program include: (1) A current annual dividend of $1.53 per share; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to scale the business and increase shareholder value over time.

OPERATING GROUP DETAIL

LOCAL MEDIA GROUP

Meredith's Local Media Group - which consists of local television affiliates, many in fast-growing markets, and a video content creation unit that produces national broadcast and custom programming - delivered record performance during the second quarter and first half of fiscal 2013.

Fiscal 2013 second quarter Local Media Group operating profit grew 65 percent from the prior-year period to $45 million. Revenues rose 32 percent to $111 million. Excluding the special charge, operating profit grew 70 percent to $46 million and EBITDA margin was 47 percent. All were records for any quarter in the Group's history.

For the first six months of fiscal 2013, Local Media Group operating profit grew nearly 90 percent from the prior-year period to $72 million. Revenues rose 29 percent to $198 million. Excluding the special charge, operating profit grew 93 percent to $74 million, and EBITDA margin was 43 percent. All were records for a first half in the Group's history.

Looking more closely at performance for the first half of fiscal 2013 compared to the prior-year period:

- Net political advertising revenues were a record $38 million. Performance was particularly strong at Meredith's stations in Las Vegas, Hartford and Phoenix.

- Non-political advertising revenues were down slightly, as record demand for political advertising prior to the November 6 elections displaced non-political advertising. However, non-political advertising revenues rose 3 percent for the period following the election.

- Automotive, Meredith's largest non-political advertising category, rose 10 percent.

- Other revenues and operating expenses both increased, due primarily to growth in retransmission revenues from cable and satellite television operators, and programming fees paid to affiliated networks.

- Meredith successfully renewed long-term affiliation agreements with CBS Corp. and Fox Broadcasting Co.

Meredith's connection with viewers also strengthened in the important November ratings period, and its stations in Hartford, Portland, Las Vegas and Saginaw maintained their market leadership in news.

"We continued to excel at our goal of delivering compelling content to viewers across broadcast, digital and mobile media platforms," said Local Media Group President Paul Karpowicz. "At the same time, we did a great job monetizing the strength of our audience, as local over-the-air television once again demonstrated its unique ability to build brands and deliver unmatched results for advertising clients."

NATIONAL MEDIA GROUP

Meredith's National Media Group includes leading national consumer media brands delivered over multiple platforms that offer clients access to 100 million unduplicated American women every month - a reach unmatched in the industry. It also features brand licensing activities and business-to-business marketing products and services. Meredith continues to execute on a series of strategic initiatives including growing its market share of magazine advertising; expanding its digital footprint; and increasing revenues not dependent on advertising.

Fiscal 2013 second quarter National Media Group revenues grew 2 percent compared to the prior-year period to $249 million. Operating profit was $22 million, compared to $36 million. Excluding the special charge, operating profit was $28 million.

For the first six months of fiscal 2013, National Media Group revenues grew 3 percent compared to the prior-year period to $516 million. Operating profit was $52 million, compared to $72 million. Excluding the special charge, operating profit was $57 million.

Operating profit declines in both periods were due primarily to lower advertising revenues at comparable magazine titles, investments in digital and circulation initiatives, and weaker performance at Meredith Xcelerated Marketing.

Looking more closely at advertising performance for the first half of fiscal 2013 compared to the prior-year period:

- Total advertising revenues grew 9 percent compared to the year-ago period. Excluding recent acquisitions, total advertising revenues declined 9 percent.

- The food and beverage, retail, and media and entertainment categories were stronger in Meredith's titles. The direct response and financial categories were weaker.

- Meredith's share of total magazine advertising revenues grew to 11.0 percent from 10.3 percent, according to the most recent data by Publishers Information Bureau. The average net revenue per magazine page also rose 2 percent.

- Digital advertising revenues grew more than 110 percent, boosted by the addition of Allrecipes.com. Excluding recent acquisitions, digital advertising revenues grew almost 15 percent.

The Meredith Sales Guarantee demonstrates quantitatively that advertising in Meredith magazines increases retail sales. Currently, 13 consumer brands are participating in the program.

Circulation revenues grew 9 percent in the first half of fiscal 2013 compared to the prior-year period, and were down 2 percent excluding the recent acquisitions. Meredith generated more than 2 million digital orders for print magazine subscriptions in the first half of fiscal 2013, up nearly 60 percent from what was generated in the prior-year period.

Meredith's connection to consumers strengthened as well. Readership for Meredith's magazines stands at a record 116 million, according to the most recent data from Mediamark Research and Intelligence. Digital traffic more than doubled to nearly 35 million average unique visitors in the first half of fiscal 2013, driven primarily by the acquisition of Allrecipes.com - along with aggressive digital marketing initiatives.

"We continue to develop multi-platform capabilities for our consumers and clients, deliver innovative sales programs - such as the Meredith Sales Guarantee - and grow the scale of our digital properties," said National Media Group President Tom Harty. "As a result, we are growing our consumer connection; increasing our advertising market share; and our digital activities are performing at record levels."

Other revenues were $121 million in the first half of fiscal 2013, compared to $141 million in the prior-year period. This was due primarily to performance at Meredith Xcelerated Marketing which, as previously communicated, experienced reductions in programs from certain clients in calendar 2012. However, the pipeline for new business is strong, and Meredith expects growth for Meredith Xcelerated Marketing in calendar 2013 when compared to the prior year. Notably, Meredith Xcelerated Marketing recently secured several new accounts - including United Healthcare and Bank of America - along with expansions of its significant business with Chrysler.

OTHER FINANCIAL INFORMATION

Consistent with its Total Shareholder Return strategy, Meredith repurchased 750,000 shares of Company stock in the first half of fiscal 2013. At December 31, 2012, $62 million remained under the current repurchase authorization.

Total debt was $365 million at December 31, 2012. Meredith's debt-to-EBITDA ratio was 1.5 to 1 for the 12 months ended December 31, 2012, and the weighted average interest rate was 3.5 percent at December 31, 2012.

Fiscal 2013 first half total Company expenses increased 9 percent; however they declined 1 percent excluding the recent acquisitions, reflecting ongoing cost-management initiatives.

Cash flow from operations increased in the first half of fiscal 2013 compared to the prior-year period, and totaled approximately $195 million for the 12 months ended December 31, 2012.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings.

OUTLOOK

Meredith expects fiscal 2013 third quarter earnings per share to range from $0.65 to $0.70. Looking more closely at the third quarter of fiscal 2013 compared to the year-ago period:

- Total Local Media Group revenues are expected to increase in the high-single digits. Non-political advertising revenues are expected to be flat to up slightly.

- National Media Group advertising revenues are expected to be up in the mid-single digits including recent acquisitions, and down in the low-single digits on a comparable basis.

Meredith also reconfirms its original full fiscal year 2013 earnings per share expectation of $2.60 to $2.95, excluding the special charge.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the third quarter and full year fiscal 2013. These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 24, 2013 at 11 a.m. ET to discuss fiscal 2013 second quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate the performance of the Company. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because they include certain contractual and non-discretionary expenditures.

Results excluding recent acquisitions (Allrecipes.com, EveryDay with Rachael Ray and FamilyFun) and the special charge recorded in the second quarter of fiscal 2013 are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and will be made available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues, along with the Company's revenue and earnings per share outlook for the third quarter and full year fiscal 2013.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Ladies' Home Journal, Fitness, More, American Baby, EveryDay with Rachael Ray and FamilyFun - along with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, digital, mobile, tablets, and video - to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith Xcelerated Marketing has significantly added to its capabilities in recent years through the acquisition of cutting-edge companies in digital, mobile, social, healthcare, database, and international marketing.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 65 straight years and increased its dividend for 19 consecutive years. Meredith currently pays an annual dividend of $1.53 per share, resulting in a dividend yield of approximately 5 percent.

-- # # # # --

Shareholder/Financial Analyst Contact:
Mike Lovell
Director of Investor Relations
Phone: (515) 284-3622
E-mail: Mike.Lovell@Meredith.com

Media Contact:
Art Slusark
Chief Communications Officer
Phone: (515) 284-3404
E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months		Six Months	
Periods ended December 31,	**2012**	**2011**	**2012**	**2011**
(In thousands except per share data)				
Revenues				
Advertising	$ 217,094	$ 183,636	$ 424,216	$ 367,953
Circulation	67,398	63,902	142,887	130,491
All other	76,103	81,179	147,649	158,182
Total revenues	360,595	328,717	714,752	656,626
Operating expenses				
Production, distribution, and editorial	134,117	128,412	274,728	265,303
Selling, general, and administrative	158,058	134,940	314,372	277,905
Depreciation and amortization	10,967	10,505	22,894	20,337
Total operating expenses	303,142	273,857	611,994	563,545
Income from operations	57,453	54,860	102,758	93,081
Interest expense, net	(3,316)	(2,897)	(7,002)	(5,616)
Earnings before income taxes	54,137	51,963	95,756	87,465
Income taxes	(18,566)	(20,369)	(35,330)	(34,244)
Net earnings	$ 35,571	$ 31,594	$ 60,426	$ 53,221
Basic earnings per share	$ 0.80	$ 0.70	$ 1.36	$ 1.18
Basic average shares outstanding	44,409	44,838	44,451	44,923
Diluted earnings per share	$ 0.79	$ 0.70	$ 1.34	$ 1.18
Diluted average shares outstanding	44,936	45,044	44,989	45,115
Dividends paid per share	$ 0.3825	$ 0.3825	$ 0.7650	$ 0.6375

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

	Three Months		Six Months	
Periods ended December 31,	**2012**	**2011**	**2012**	**2011**
(In thousands)				
Revenues				
National media				
Advertising	$ 120,133	$ 107,180	$ 252,797	$ 231,637
Circulation	67,398	63,902	142,887	130,491
Other revenues	61,905	73,233	120,722	140,799
Total national media	249,436	244,315	516,406	502,927
Local media				
Non-political advertising	71,255	75,382	133,501	134,659
Political advertising	25,706	1,074	37,918	1,657
Other revenues	14,198	7,946	26,927	17,383
Total local media	111,159	84,402	198,346	153,699
Total revenues	$ 360,595	$ 328,717	$ 714,752	$ 656,626
Operating profit				
National media	$ 22,177	$ 35,797	$ 51,601	$ 71,801
Local media	44,711	27,156	72,355	38,213
Unallocated corporate	(9,435)	(8,093)	(21,198)	(16,933)
Income from operations	$ 57,453	$ 54,860	$ 102,758	$ 93,081
Depreciation and amortization				
National media	$ 4,475	$ 3,832	$ 9,865	$ 7,193
Local media	6,070	6,175	12,172	12,164
Unallocated corporate	422	498	857	980
Total depreciation and amortization	$ 10,967	$ 10,505	$ 22,894	$ 20,337
EBITDA [1]				
National media	$ 26,652	$ 39,629	$ 61,466	$ 78,994
Local media	50,781	33,331	84,527	50,377
Unallocated corporate	(9,013)	(7,595)	(20,341)	(15,953)
Total EBITDA [1]	$ 68,420	$ 65,365	$ 125,652	$ 113,418

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	December 31, 2012	June 30, 2012
(In thousands)		
Current assets		
Cash and cash equivalents	$ 24,714	$ 25,820
Accounts receivable, net	222,772	215,526
Inventories	24,937	22,559
Current portion of subscription acquisition costs	89,436	75,446
Current portion of broadcast rights	6,753	3,408
Other current assets	21,084	16,677
Total current assets	389,696	359,436
Property, plant, and equipment	458,673	455,271
Less accumulated depreciation	(268,081)	(260,967)
Net property, plant, and equipment	190,592	194,304
Subscription acquisition costs	90,989	75,368
Broadcast rights	2,711	943
Other assets	66,813	66,858
Intangible assets, net	581,922	586,263
Goodwill	733,208	733,127
Total assets	$ 2,055,931	$ 2,016,299

Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 50,000	$ 105,000
Current portion of long-term broadcast rights payable	9,619	6,752
Accounts payable	48,048	72,911
Accrued expenses and other liabilities	131,864	117,071
Current portion of unearned subscription revenues	190,997	180,852
Total current liabilities	430,528	482,586
Long-term debt	315,000	275,000
Long-term broadcast rights payable	4,468	3,695
Unearned subscription revenues	155,640	141,408
Deferred income taxes	223,534	204,054
Other noncurrent liabilities	109,409	112,111
Total liabilities	1,238,579	1,218,854
Shareholders' equity		
Common stock	36,018	35,791
Class B stock	8,348	8,716
Additional paid-in capital	47,176	53,275
Retained earnings	748,197	722,778
Accumulated other comprehensive loss	(22,387)	(23,115)
Total shareholders' equity	817,352	797,445
Total liabilities and shareholders' equity	$ 2,055,931	$ 2,016,299

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Six months ended December 31,	2012	2011
(In thousands)		
Net cash provided by operating activities	$ 80,383	$ 68,747
Cash flows from investing activities		
Acquisitions of businesses	(6,047)	(55,548)
Additions to property, plant, and equipment	(13,659)	(26,621)
Other	—	(1,563)
Net cash used in investing activities	(19,706)	(83,732)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	40,000	85,000
Repayments of long-term debt	(55,000)	(30,000)
Dividends paid	(34,129)	(28,722)
Purchases of Company stock	(25,471)	(15,311)
Proceeds from common stock issued	12,067	2,332
Excess tax benefits from share-based payments	1,519	83
Other	(769)	—
Net cash provided by (used in) financing activities	(61,783)	13,382
Net decrease in cash and cash equivalents	(1,106)	(1,603)
Cash and cash equivalents at beginning of period	25,820	27,721
Cash and cash equivalents at end of period	$ 24,714	$ 26,118

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods ended December 31, 2012	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 217,094	$ —	$ 217,094	$ 424,216	$ —	$ 424,216
Circulation	67,398	—	67,398	142,887	—	142,887
All other	76,103	—	76,103	147,649	—	147,649
Total revenues	360,595	—	360,595	714,752	—	714,752
Operating expenses						
Production, distribution, and editorial	134,117	—	134,117	274,728	—	274,728
Selling, general, and administrative	151,015	7,043 (a)	158,058	307,329	7,043 (a)	314,372
Depreciation and amortization	10,967	—	10,967	22,894	—	22,894
Total operating expenses	296,099	7,043	303,142	604,951	7,043	611,994
Income from operations	64,496	(7,043)	57,453	109,801	(7,043)	102,758
Interest expense, net	(3,316)	—	(3,316)	(7,002)	—	(7,002)
Earnings before income taxes	61,180	(7,043)	54,137	102,799	(7,043)	95,756
Income taxes	(21,278)	2,712	(18,566)	(38,042)	2,712	(35,330)
Net earnings	$ 39,902	$ (4,331)	$ 35,571	$ 64,757	$ (4,331)	$ 60,426
Basic earnings per share	$ 0.90	$ (0.10)	$ 0.80	$ 1.46	$ (0.10)	$ 1.36
Basic average shares outstanding	44,409	44,409	44,409	44,451	44,451	44,451
Diluted earnings per share	$ 0.89	$ (0.10)	$ 0.79	$ 1.44	$ (0.10)	$ 1.34
Diluted average shares outstanding	44,936	44,936	44,936	44,989	44,989	44,989

(a) Severance costs of $7.4 million and vacated lease accruals of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods ended December 31, 2012	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media group						
Advertising	$ 120,133	$ —	$ 120,133	$ 252,797	$ —	$ 252,797
Circulation	67,398	—	67,398	142,887	—	142,887
Other revenues	61,905	—	61,905	120,722	—	120,722
Total national media group	249,436	—	249,436	516,406	—	516,406
Local media group						
Non-political advertising	71,255	—	71,255	133,501	—	133,501
Political advertising	25,706	—	25,706	37,918	—	37,918
Other revenues	14,198	—	14,198	26,927	—	26,927
Total local media group	111,159	—	111,159	198,346	—	198,346
Total revenues	$ 360,595	$ —	$ 360,595	$ 714,752	$ —	$ 714,752
Operating profit						
National media group	$ 27,725	$ (5,548) (a)	$ 22,177	$ 57,149	$ (5,548) (a)	$ 51,601
Local media group	46,206	(1,495) (b)	44,711	73,850	(1,495) (b)	72,355
Unallocated corporate	(9,435)	—	(9,435)	(21,198)	—	(21,198)
Income from operations	$ 64,496	$ (7,043)	$ 57,453	$ 109,801	$ (7,043)	$ 102,758
Depreciation and amortization						
National media group	$ 4,475	$ —	$ 4,475	$ 9,865	$ —	$ 9,865
Local media group	6,070	—	6,070	12,172	—	12,172
Unallocated corporate	422	—	422	857	—	857
Total depreciation and amortization	$ 10,967	$ —	$ 10,967	$ 22,894	$ —	$ 22,894
EBITDA [1]						
National media group	$ 32,200	$ (5,548) (a)	$ 26,652	$ 67,014	$ (5,548) (a)	$ 61,466
Local media group	52,276	(1,495) (b)	50,781	86,022	(1,495) (b)	84,527
Unallocated corporate	(9,013)	—	(9,013)	(20,341)	—	(20,341)
TOTAL EBITDA [1]	$ 75,463	$ (7,043)	$ 68,420	$ 132,695	$ (7,043)	$ 125,652

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Severance costs of $5.9 million and a vacated lease accrual of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

(b) Severance costs of $1.5 million

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three months ended December 31, 2012			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 249,436	$ 111,159	$ —	$ 360,595
Operating profit	$ 22,177	$ 44,711	$ (9,435)	$ 57,453
Depreciation and amortization	4,475	6,070	422	10,967
EBITDA	$ 26,652	$ 50,781	$ (9,013)	68,420
Less:				
Depreciation and amortization				(10,967)
Net interest expense				(3,316)
Income taxes				(18,566)
Net earnings				$ 35,571
Segment EBITDA margin	10.7%	45.7%		

	Three months ended December 31, 2011			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 244,315	$ 84,402	$ —	$ 328,717
Operating profit	$ 35,797	$ 27,156	$ (8,093)	$ 54,860
Depreciation and amortization	3,832	6,175	498	10,505
EBITDA	$ 39,629	$ 33,331	$ (7,595)	65,365
Less:				
Depreciation and amortization				(10,505)
Net interest expense				(2,897)
Income taxes				(20,369)
Net earnings				$ 31,594
Segment EBITDA margin	16.2%	39.5%		

Table 3 (cont.)

	Six months ended December 31, 2012			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 516,406	$ 198,346	$ —	$ 714,752
Operating profit	$ 51,601	$ 72,355	$ (21,198)	$ 102,758
Depreciation and amortization	9,865	12,172	857	22,894
EBITDA	$ 61,466	$ 84,527	$ (20,341)	125,652
Less:				
Depreciation and amortization				(22,894)
Net interest expense				(7,002)
Income taxes				(35,330)
Net earnings				$ 60,426
Segment EBITDA margin	11.9%	42.6%		

	Six months ended December 31, 2011			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 502,927	$ 153,699	$ —	$ 656,626
Operating profit	$ 71,801	$ 38,213	$ (16,933)	$ 93,081
Depreciation and amortization	7,193	12,164	980	20,337
EBITDA	$ 78,994	$ 50,377	$ (15,953)	113,418
Less:				
Depreciation and amortization				(20,337)
Net interest expense				(5,616)
Income taxes				(34,244)
Net earnings				$ 53,221
Segment EBITDA margin	15.7%	32.8%		

Meredith Corporation and Subsidiaries   **Table 4**

Supplemental Disclosures Regarding Non-GAAP Financial Measures

Six months ended December 31,		2012		2011	Change
National Media Advertising Revenues					
Excluding recent acquisitions [1]	$	209,429	$	229,254	(9)%
Recent acquisitions [1]		43,368		2,383	
Total	$	252,797	$	231,637	9 %
National Media Circulation Revenues					
Excluding recent acquisitions [1]	$	126,132	$	128,524	(2)%
Recent acquisitions [1]		16,755		1,967	
Total	$	142,887	$	130,491	9 %
National Media Digital Advertising Revenues					
Excluding recent acquisitions [1]	$	22,498	$	19,776	14 %
Recent acquisitions [1]		19,859		168	
Total	$	42,357	$	19,944	112 %
Total Company Operating Expenses					
Excluding recent acquisitions [1]	$	554,779	$	559,487	(1)%
Recent acquisitions [1]		57,215		4,058	
Total	$	611,994	$	563,545	9 %

[1] *Recent acquisitions represent EveryDay with Rachael Ray, FamilyFun, and Allrecipes.com*

Exhibit 99.2



MEREDITH CORPORATION RECORDS FISCAL 2013 SECOND QUARTER

SPECIAL CHARGE

DES MOINES, IA (January 18, 2013) - Meredith Corporation **(NYSE:MDP; www.meredith.com)** said today it recorded a net special charge of $7 million ($4 million after-tax, or $0.10 per share) in its fiscal 2013 second quarter. The charge was related to business realignments and selected workforce reductions designed to realize the full value of recent acquisitions, and as part of an ongoing process to optimize performance and achieve further cost efficiencies.

Meredith has aggressively scaled its capabilities to deliver content over multiple platforms to meet increased consumer demand and growing client requests for multiplatform advertising and marketing programs in the past year. As a result, **Meredith has added or created approximately 300 jobs to support key strategic growth initiatives** including the:

- **Acquisition of Allrecipes.com, doubling Meredith's digital presence.** The addition made Meredith the No. 1 digital food media company, and moved it to No. 3 in the digital women's lifestyle category.

- **Addition of the EveryDay with Rachael Ray and FamilyFun brands.** These moves increased Meredith's share of the U.S. magazine industry advertising revenues to its current level of nearly 12 percent.

- **Purchase of ShopNation and launch of a growing e-commerce platform.**

- **Execution of digital, mobile, video and social expansion strategies,** including creating **tablet editions;** developing new **mobile apps;** and expanding **video content creation** capabilities.

- **Expansion and monetization of Local Media Group video content** through an increase in **local news programming**, along with more national video content creation.

"The media and marketing landscape continues to evolve, and we continue to align our businesses - which we've substantially augmented through a series of recent strategic acquisitions and initiatives - to best serve our consumers and customers on whatever platform they choose," said Meredith Chairman and CEO Stephen M. Lacy. "We've led the way among media companies at creating a true multiplatform business, and we fully intend to realize the maximum financial potential of our expanded portfolio as part of our commitment to Total Shareholder Return."

Meredith reaffirmed today its earnings outlook for the second quarter of fiscal 2013 of $0.85 to $0.90, and for full fiscal 2013 of $2.60 to $2.95, both excluding the special charge. Meredith will update progress on its strategic growth initiatives, as well as its earnings outlook, when it releases fiscal 2013 second quarter earnings on January 24, 2013.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Ladies' Home Journal, Fitness, More, American Baby, EveryDay with Rachael Ray and FamilyFun - along with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, digital, mobile, tablets, and video - to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith Xcelerated Marketing has significantly added to its capabilities in recent years through the acquisition of cutting-edge companies in digital, mobile, social, healthcare, database, and international marketing.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 65 straight years and increased its dividend for 19 consecutive years. Meredith currently pays an annual dividend of $1.53 per share, resulting in a dividend yield of approximately 4.5 percent.

-- # # # # --

Shareholder/Financial Analyst Contact:	**Media Contacts:**
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@Meredith.com	E-mail: Art.Slusark@Meredith.com
	Patrick Taylor
	VP/Communications, National Media Group
	Phone: (212) 551-6984
	E-mail: Patrick.Taylor@Meredith.com